N/E/W/S  R/E/L/E/A/S/E

September 3, 2008
                                Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: First Merchants Corporation Corporation Commission File No.: 0-17071


For immediate release

For further information, contact:
Mark Hardwick, Executive VP and Chief Financial Officer
First Merchants Corporation                                        765-751-1857

Jerry R. Engle, President and CEO
Lincoln Bancorp                                                    317-839-6539

First Merchants Corporation Announces the Signing of a Definitive Agreement to Acquire Lincoln Bancorp

(Muncie, Ind. and Plainfield, Ind., September 3, 2008) First Merchants Corporation (NASDAQ: FRME) and Lincoln Bancorp (NASDAQ: LNCB) today announced they have executed a definitive agreement for First Merchants Corporation to acquire Lincoln Bancorp through a merger of Lincoln into First Merchants.

First Merchants ($3.8 billion) and Lincoln ($890 million) will have combined assets of $4.7 billion and create the largest financial holding company based in Central Indiana. The combined company will have eighty-two banking offices in twenty-three Indiana and three Ohio counties, a trust company with assets under management in excess of $1.7 billion, and a multi-line insurance agency.

Mike Rechin, President and Chief Executive Officer of First Merchants, said, "Lincoln Bancorp has a long history of deep-rooted commitment to community banking, and will become the newest member of the First Merchants family. As a company that has been in business since 1884, its success has been tied to the high value it places on relationships with its customers and communities. Lincoln's franchise fits well with First Merchants' strategic direction and specifically its presence in Johnson and Hendricks counties, two of Indiana's fastest growing markets. With convenience as an intended benefit, customers in the Indianapolis market area may now enjoy access to 30 First Merchants Banking Centers. The partnership between Lincoln and First Merchants provides Indiana business owners and consumers with the opportunity to bank with an Indiana company."

"Our expectation is that this combination will be mutually beneficial to First Merchants and Lincoln shareholders. We anticipate modest dilution to Earnings Per Share in 2009, with accretive EPS growth in 2010 and beyond, through identified transaction synergies," Rechin stated.

"First Merchants shares our deep commitment to community banking. Our combined strength will provide the opportunity to offer enhanced products and services to our customers," stated Jerry R. Engle, President and Chief Executive Officer of Lincoln Bancorp.

The merger agreement provides that shareholders of Lincoln will have the right to elect to receive cash in the approximate amount of $15.76 per share, or
0.7004 shares of First Merchants common stock for each share of Lincoln common stock owned by them, subject to proration as a result of a maximum limit on the aggregate number of shares issued or cash paid to all Lincoln shareholders. Based on First Merchants' September 2, 2008 closing price, the transaction value is estimated between $74 million and $77 million depending on the elections of shareholders.

The transaction is expected to be completed in the fourth quarter of 2008, subject to the affirmative vote of Lincoln shareholders, regulatory approvals, and other customary conditions.

The corporation further announced that Michael J. Stewart, First Merchants Corporation's Chief Banking Officer, will also serve as President of the newly consolidated First Merchants Bank of Central Indiana. Mike Baker and Jerry Engle will serve as regional presidents, with continued commitment to strengthening their local market impact.

Sandler O'Neill & Partners, L.P. served as financial advisor to Lincoln Bancorp and rendered a fairness opinion to the company's board of directors in this transaction. Lincoln Bancorp's legal advisor was Bose McKinney & Evans LLP. First Merchants Corporation's legal advisor was Bingham McHale LLP.

First Merchants Corporation is a financial services holding company focused on building deep lifelong client relationships and providing maximum shareholder value.

First Merchants Corporation operates four bank subsidiaries including, First Merchants Bank, First Merchants Bank of Central Indiana, Lafayette Bank & Trust Company, and Commerce National Bank in Columbus, Ohio. First Merchants Trust Company unites the trust and asset management services of all affiliate banks and is one of Indiana's largest trust companies. The Corporation also includes First Merchants Insurance Services and is majority owner of Indiana Title Insurance Company.

Lincoln Bancorp and Lincoln Bank are headquartered in Plainfield, Indiana with additional offices in Avon, Bargersville, Brownsburg, Crawfordsville, Frankfort, Franklin, Greenwood, Mooresville, Morgantown, Nashville and Trafalgar. The Bank also has 2 loan production offices located in Carmel and Greenwood, Indiana.

Forward-Looking Statements

This document contains forward-looking statements about First Merchants Corporation, Lincoln Bancorp, the combined company, and the proposed merger, which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of First Merchants, Lincoln and the combined company, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors which could cause First Merchants' and Lincoln's actual results or the circumstances and timing of the proposed merger to differ materially from those anticipated by the forward-looking statements. These factors include, but are not limited to: (1) competitive pressures among depository institutions increasing significantly; (2) changes in the interest rate environment reducing interest margins; (3) prepayment activity, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either nationally or in the states in which First Merchants and Lincoln do business, become less favorable than expected; (5) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (6) integration problems or delays; (7) legislative or regulatory changes which adversely affect the businesses in which First Merchants and Lincoln are engaged; (8) changes in the securities markets; (9) the economic impact of terrorist attacks and similar or related events; (10) receipt of regulatory approvals without unexpected delays or conditions; (11) retention of customers and critical employees; (12) unanticipated changes in laws, regulations, or other industry standards; and (13) those risk factors described in First Merchants' and Lincoln's Annual Reports on Form 10-K for the year ended December 31, 2007.

                                      * * *

First Merchants will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include the proxy statement that will be mailed to Lincoln's shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Merchants will be available free of charge from the Secretary of First Merchants at 200 E. Jackson Street, Muncie, IN 47305, telephone (765) 747-1500. Documents filed with the SEC by Lincoln will be available free of charge from the Secretary of Lincoln at 905 Southfield Drive, Plainfield, IN 46168, telephone (317) 839-6539. INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

First Merchants and Lincoln and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. Information about the participants may be obtained through the SEC's website from the definitive proxy statement filed with the SEC on March 19, 2008, with respect to First Merchants and the definitive proxy statement filed with the SEC on March 13, 2008, with respect to Lincoln.